Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

September 13, 2023

VIA EDGAR

Mr. Andrew Mew

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-33853

Dear Mr. Mew and Mr. Dunham,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 146

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

Item 16I(a) and Item 16I(b)(3)

In connection with the required submission under Item 16I(a) and the required disclosure under Item 16I(b)(3), the Company respectfully submits that it relied on the Company’s registers of members maintained by the Company’s share registrars in Cayman Islands and Hong Kong as of January 31, 2023 and the beneficial ownership reports on Schedule 13D and Schedule 13G and their respective amendments filed by the Company’s major shareholders. Based on an examination of the foregoing, other than Baidu, Inc. (Nasdaq: BIDU; SEHK: 9888), no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of January 31, 2023. Baidu, Inc. is a Cayman Islands company listed on the Nasdaq Global Select Market and the Stock Exchange of Hong Kong Limited. As Baidu, Inc. is a publicly-traded company, the Company relied on public disclosure made by Baidu, Inc. and its major shareholders to identify the ownership interest of government entities in China in Baidu, Inc. and the Company, if any. Based on such public filings, the Company is not aware that Baidu, Inc. was owned or controlled by a government entity in China. Based on the foregoing, the Company believes that it is not owned or controlled by a government entity in China and that the government entities in China do not have a controlling financial interest in the Company.

In addition, as disclosed in Exhibit 8.1 to the 2022 Form 20-F, the Company has principal consolidated foreign operating entities, including subsidiaries and the VIEs, and the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. The Company’s principal subsidiaries are either 100% wholly owned by, or partially owned but controlled by, the Company ultimately. With respect to the principal VIEs, the Company has (i) the power to direct activities of the principal VIEs that most significantly affect their economic performance and (ii) the right to receive the economic benefits from the principal VIEs that could be significant to them. As disclosed in the 2022 Form 20-F, the shareholders of the principal VIEs are natural persons. Therefore, the Company’s principal consolidated foreign operating entities are not owned or controlled by a government entity in China, and the government entities in China do not have a controlling financial interest in the Company’s principal consolidated foreign operating entities.

Item 16I(b)(2)

In connection with the required disclosure under Item 16I(b)(2), the Company respectfully submits that, based on its registers of members maintained by the Company’s share registrars in Cayman Islands and Hong Kong as of January 31, 2023, the record holders of its ordinary shares included: (i) The Bank of New York Mellon, (ii) HKSCC Nominees Limited, (iii) Baidu Holdings Limited, a wholly-owned subsidiary of Baidu, Inc., (iv) MIH Internet Holdings B.V. and MIH Internet SEA Private Limited, and (v) certain institutional investors and individual shareholders. The Company further submits that its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F are organized or incorporated in the Cayman Islands, mainland China, Hong Kong, Singapore, and the United Kingdom (the “Relevant Jurisdictions”).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

•

The Bank of New York Mellon is the depositary of the Company’s American depositary share (“ADS”) program who acts as the attorney-in-fact for the ADS holders. The Company respectfully submits that it would present an undue hardship for the Company to identify and verify the background of each public market ADS holder due to the large number of such holders. HKSCC Nominees Limited is the nominee holder for the Company’s ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder held through HKSCC Nominees Limited due to the large number of such shareholders. The Company could only rely on the beneficial ownership reports on Schedule 13D and Schedule 13G and their respective amendments filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through The Bank of New York Mellon or HKSCC Nominees Limited to identify and verify the major holders and their beneficial ownership backgrounds. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a government entity in any of the Relevant Jurisdictions.

•

Baidu Holdings Limited is a wholly-owned subsidiary of Baidu, Inc. Baidu, Inc. is a Cayman Islands company is listed on the Nasdaq Global Select Market and the Stock Exchange of Hong Kong Limited. As Baidu, Inc. is a publicly-traded company, the Company relied on public disclosure made by Baidu, Inc. and its major shareholders to identify the ownership interest of government entities in the Relevant Jurisdictions in Baidu, Inc. and the Company, if any. Based on such public filings, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of the Company through Baidu Holdings Limited.

•

The shares held by MIH Internet SEA Private Limited and MIH Internet Holdings B.V. relate to the Company’s share exchange transaction with Naspers Limited, a publicly-traded company listed on the Johannesburg Stock Exchange, in 2019. Based on the beneficial ownership report on Schedule 13D and its amendments filed by Naspers Limited and its affiliates, MIH Internet SEA Private Limited is indirectly wholly owned by MIH Internet Holdings B.V., which is in turn wholly owned by Prosus N.V., a publicly-traded company listed on Euronext Amsterdam. Based on the Schedule 13D/A filed by Naspers Limited and its affiliates on February 10, 2023, Naspers Limited held a 75.56% voting interest in Prosus N.V. and a 42.94% economic interest as of February 3, 2023. As both Naspers Limited and Prosus N.V. are publicly-traded companies, the Company relied on public disclosure made by Naspers Limited and Prosus N.V. to identify the ownership interest of government entities in the Relevant Jurisdictions in Naspers Limited, Prosus N.V., and the Company, if any. Based on such public filings, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of the Company through MIH Internet SEA Private Limited or MIH Internet Holdings B.V.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

•

All other record holders of the Company’s ordinary shares were institutional investors and individual shareholders that collectively held less than 0.6% of the Company’s issued and outstanding shares as of January 31, 2023. Based on an examination of publicly available information and other background information known to the Company of those record holders, including but not limited to the information obtained by the Company from its onboarding process, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of the Company through those record holders.

Based on the foregoing, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of Trip.com Group Limited.

With respect to the Company’s principal consolidated foreign operating entities (including subsidiaries and the VIEs) as disclosed in Exhibit 8.1 to the 2022 Form 20-F, the Company respectfully submits that, except for Qunar Cayman Islands Limited and the VIEs, the Company holds 100% equity interests in its principal consolidated foreign operating entities. As disclosed in the 2022 Form 20-F, the nominee shareholders of the principal VIEs are natural persons. Therefore, the Company is not aware of any government entity in any of the Relevant Jurisdictions owns any share in these wholly-owned principal consolidated foreign operating entities or the principal VIEs for the foregoing reasons and also based on an examination of the registers of members or equivalent corporate records of these entities.

With respect to Qunar Cayman Islands Limited, as disclosed in the 2022 Form 20-F, 43% of its equity interest is held by the Company, and the owners of the remaining 57% equity interest are several non-U.S. investment entities consolidated by the Company under U.S. GAAP. Based on an examination of corporate documents of these owners, the Company is not aware that any government entity in any of the Relevant Jurisdictions own any share in Qunar Cayman Islands Limited.

The Company believes it is reasonable and sufficient to rely on the foregoing analysis, and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of Trip.com Group Limited

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company asked all of the directors of Trip.com Group Limited to complete a questionnaire, which sought confirmation regarding their status as an official of the Communist Party of China. Each director of Trip.com Group Limited confirmed that he or she is not an official of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire, which the Company believes constitutes sufficient basis and support. Based on the foregoing confirmations, the Company believes that none of the members of the board of directors of Trip.com Group Limited is an official of the Communist Party of China.

Directors of Principal Consolidated Foreign Operating Entities

The Company further respectfully submits that directors of the Company’s principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F are (i) directors of Trip.com Group Limited, (ii) employees of Trip.com Group Limited and its principal consolidated foreign operating entities, and/or (iii) a third-party individual. In terms of the employees of Trip.com Group Limited and its principal consolidated foreign operating entities who also serve as the directors of the Company’s principal consolidated foreign operating entities, the Company obtained their background information, including but not limited to political party memberships or affiliations, as part of the employment onboarding process, from which the Company confirms that none of them is an official of the Communist Party of China. In terms of the third-party individual who serves as a director of one of the Company’s principal consolidated foreign operating entities, the Company relied on an examination of background information provided by him as part of the Company’s onboarding process and publicly available information regarding this individual, from which the Company confirms that he is not an official of the Communist Party of China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

Based on the foregoing, each of the directors of Trip.com Group Limited and its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F is obligated to confirm with the Company as to whether he or she is an official of the Communist Party of China. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its disclosure that none of them is an official of the Communist Party of China, and the Company respectfully submits that it did not rely upon any legal opinions or any other third-party certifications such as affidavits as the basis of its disclosure.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Trip.com Group Limited, the VIEs, or the VIEs’ subsidiaries. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(2), the Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities are incorporated, or the Relevant Jurisdictions, include the Cayman Islands, mainland China, Hong Kong, Singapore, and the United Kingdom. Based on the analysis set forth in the Company’s response to the Staff’s Comment #1 above, the Company is not aware that any government entity in any of the Relevant Jurisdictions own any share of the Company’s principal consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(3), the Company respectfully submits that, based on the analysis set forth in the Company’s response to the Staff’s Comment #1 above, the government entities in China do not have a controlling financial interest in the Company or its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F.

With respect to the required disclosure under Item 16I(b)(5), the Company respectfully confirms that the currently effective memorandum and articles of association of the Company or the equivalent organizing documents of the Company’s principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F do not contain any charter of the Communist Party of China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 13, 2023

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms without qualification that its articles and the articles of its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F do not contain wording from any charter of the Communist Party of China.

*        *         *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (21) 3406-4880 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

Trip.com Group Limited

By:	/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Tile: Chief Financial Officer

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Vivian Fan, Partner, PricewaterhouseCoopers Zhong Tian LLP